Annual Report 2001

Developing New Dimensions in Healthcare

Access

Pharmaceuticals, Inc.

Drug Delivery - Ultimate Criterion

Access

believes that our drug delivery technology platforms are

differentiated from conventional drug delivery

systems in that they seek to apply a disease-specific approach to improve the drug delivery process with

formulations to significantly enhance the therapeutic efficacy and reduce toxicity of a broad spectrum of products.

The object of targeted drug delivery is to control and optimize the localized

release of the drug at the target site

and rapidly clear the non-targeted fraction. The major factors that impact the achievement of this ultimate drug

delivery goal are the characteristics of the drug and delivery system and the biological characteristics of

the disease target sites. The physical characteristics of the drug affect solubility in biological systems,

its biodistribution throughout the body

and its interactions with the intended pharmacological target sites and areas of undesired toxicity. The biological

characteristics of the diseased area impact the ability of the drug to selectively interact

with the intended target site to allow the drug to express the desired

pharmacological activity.

This Annual Report was Designed by Jenece Austin

Financial Highlights

$000's	2001	2000	1999	1998
Research and development expenditures	4,174	4,007	1,608	1,756
Cash and investments	20,126	25,809	869	1,487
Total assets	25,487	30,526	4,600	2,351
Shareholders equity	9,078	15,004	3,614	1,795

Table of Contents

Strategy In-license or acquire technology which has advanced through the initial research phase.

Advantage Reduces the uncertainty and risks associated with basic scientific research.

Strategy Establish an organization with core scientific expertise and supplement this expertise with external advisors and consultants.

Advantage Enables us to fully utilize our resources and cost effectively develop product candidates.

Strategy Utilize contract research organizations, external laboratories and contract manufacturers.

Advantage Reduces the investment necessary to establish extensive laboratory and manufacturing operations.

Business Model

Strategy Utilize in-house expertise, external collaborators and partners for the development of product candidates.

Advantage Enables internal scientific capabilities to be focused on limited activities while advancing numerous development candidates.

Strategy Out-license product opportunities to marketing partners for advanced clinical development and commercialization.

Advantage Reduces the risk and financial resources required for product development and maximizes commercial opportunity.

Strategy Develop a broadly based technology portfolio with diverse risk profiles.

Advantage Company success is not reliant on one product or technology.

Dear Shareholders:

I am pleased to report that 2001 was another year of significant progress for Access. Our success comes despite the challenging environment confronted by our industry segment and the difficulties experienced in the financial markets, both in general and specifically as they relate to the emerging health care sector and as a result of the tragic events of last September. Access has continued to achieve major milestones placing us in a strong position to build from the solid foundation which has been established. This success has been achieved by our continued commitment to the implementation of the business strategy developed in 1996-1997.

Strategy

To this point, the Company has operated as a "semi-virtual" organization, with the internal expertise being complemented by utilizing an extensive network of consultants and external research organizations. Recently, it has become apparent that it is necessary to refine this strategy to gain greater control of certain key development functions and expand our organization and technology platform. Further influencing the need for expansion is the necessity to attract investment banking research coverage and greater institutional shareholder ownership, both of which are dependent on the Company's market capitalization.

Our recently announced acquisition of the targeted therapeutic group of Biotech Australia, and the formation of Access Pharmaceuticals Australia Pty. Limited, is a significant step towards the creation of the critical mass, both in terms of technology and scientific expertise, necessary to vault the Company to the next tier of emerging pharmaceutical companies. This acquisition was ideal both in terms of the complementary nature of the technology and the scientific expertise within the group. Access has developed significant experience in polymer therapeutics, nanoparticles and nanoparticulate networks. The acquired technology enables Access to attach targeting agents to the polymer currently being developed to make the delivery more specific to tumors which have upregulated receptors for these agents. Additionally, vitamin mediated oral transport of macromolecules presents a significant opportunity for enhanced and amplified oral delivery of biologicals and other drugs which cannot be delivered orally using standard technology. The capability to conduct preclinical *in vivo* studies at the Australian facility will greatly benefit our development capabilities, enabling us to rapidly screen and identify preclinical development candidates and produce the necessary data for regulatory filings prior to commencing clinical development.

Even after considering the adjustments to our business strategy to expand our internal development activities, the Company's infrastructure will not expand dramatically and the operating expenses will continue to be contained within a level significantly below industry averages. Cost effective product development will continue to be a priority management objective.

Major Milestone

The Company recently reached another important commercial and strategic milestone with the launch of Zindaclin® in the United Kingdom. This is the first product to be developed, approved by a regulatory authority and commercialized as a result of the implementation of our business strategy. At the time when our ResiDerm® technology was out-licensed to Strakan, Ltd., this intellectual property was considered a non-strategic asset whose development would not be internally funded. ResiDerm® has not competed for internal research funding and the external product development of this technology did not distract our internal scientific focus, which has been the development of the polymer platinate technology. This validates our corporate strategy and proves that it is possible for a small organization to advance numerous product developments without losing internal scientific focus. Historically, this has been a criticism of this type of business strategy. Now that the ResiDerm® technology has been proven effective in man, it is anticipated that numerous additional topical products can be developed from this platform technology.

2001

Significant progress was made in 2001, which included the achievement of the following:

- Approval of Aptheal®, amlexanox 5% paste, in the United Kingdom and initiation of the European mutual recognition regulatory process.
- Approval of Zindaclin®, zinc and clindamycin complex for the treatment of acne, in the United Kingdom and initiation of the European mutual recognition regulatory process. Zindaclin® was launched onto the United Kingdom market in March 2002.
- Expanded our polymer platinate program to include a DACH platinum development for colorectal cancer and developed the polymer platinate chemistry to control drug release.
- Published AP5280 polymer platinate preclinical data at the AACR-NCI-EORTC annual meeting.
- Completed the Phase II randomized clinical study of OraRinse™ for the prevention and treatment of mucositis. Optimized the formulation and met with the FDA to establish the clinical development requirements.

- Reported the Phase III data on a 400 patient OraDisc™ study and met with the FDA to establish requirements for an NDA filing.
- Licensed nanoparticle and nanoparticulate network technology from the University of North Texas which was the subject of the front cover of the November issue of ***Advanced Materials.***
- Expanded the technology base and scientific expertise of the Company through the acquisition of the targeted therapeutic group of Biotech Australia.

Techology

Our current technology portfolio places us in a leading position in the advanced targeted drug delivery and polymer therapeutic industry segments. We believe that from this technology base it is possible to develop a market leading advanced drug delivery company.

With the advancement of our product candidates in clinical development, and the technology acquisition and licensing during 2001, the technology portfolio of the Company is well balanced. The portfolio is positioned to have four marketed products by year-end 2003, with the potential for an additional product approval yearly through 2007. Thereafter, the early phase technology currently in the research and early development stage should generate the product candidates to be marketed in future periods. Complementing this has been the internal development of numerous mucoadhesive technologies that could provide additional near-term lower margin consumer products, which could generate near-term revenues to fund the development of our exciting advanced delivery systems.

Although a lower priority for the Company, there is also the potential to utilize our bioerodible hydrogel, nanoparticles and nanoparticulate networks for non-pharmaceutical applications. Activities in this area will be conducted solely through external collaborations from the research phase through commercialization.

Clinical Development

Clinical development progress has been achieved with our three major product candidates. The Phase I AP5280 program is almost complete and the Phase II activities are being initiated. This study took longer to complete than planned, as patients tolerated dosing beyond the point that we had anticipated, confirming the ability to reduce the toxicity of platinum. The final Phase III study of OraDisc™ is scheduled to commence in the second-quarter of 2002. It is anticipated that this study will be completed prior to year-end with a new drug application being submitted once the study data is reported. The initial clinical data generated for OraRinse™ confirmed the potential for this technology to offer a disease management approach for the various phases of mucositis. The formulation has been optimized and the pivotal study for the submission of a product license application is scheduled to commence in the third-quarter 2002.

Scientific Focus

The internal research and development focus of the Company is limited to the advancement of the cancer polymer therapeutics program in conjunction with the receptor targeting technology, the oral vitamin mediated delivery of compounds incorporating the bioerodible linker technology and the nanoparticle technologies. By focusing in these limited areas, we believe that this will result in the most rapid acceleration in the development of our next generation of product candidates. Other technologies within our portfolio will be advanced in conjunction with strategic partners.

Licensing

Given the advancement of the Company's product candidates we have implemented an aggressive out-licensing program. It has been our stated objective to out-license our major programs prior to the need to fund expensive Phase III programs, however, at a development point where significant value has been added which will be reflected in a licensing agreement. During the upcoming 12 months, we plan to execute numerous licensing agreements. For the major developments, global partners are our preference and for the niche product opportunities, regional or country licenses will be considered. In addition to product candidate licensing activities, we are commencing a program to enter research collaborations to evaluate the potential to offer companies drug delivery solutions for compounds that require delivery alternatives. Given our extensive polymer delivery technology and our recently acquired oral transport technology, significant opportunities exist for research collaborations which, if successful, would lead to licensing agreements.

Financing

As a result of the financings we conducted in 2000, and the business plan the Company is pursuing, Access is in an advantageous flexible financial position. The Company is not confronted with the need to raise equity finance at the current share price in these difficult financing conditions where transactions are being priced at steep discounts to the market price. In the absences of a significant strategic alliance, currently available cash balances and anticipated revenues from the approved products should enable us to fund operations through 2004. A major strategic alliance could not only extend this date considerably but place us in a position to raise capital at attractive prices and secure the endorsement of a major investment bank. This strong financial position also provides us with the resources and flexibility to acquire synergistic technologies.

Acquisitions

Access is a Company that has been built principally through technology acquisition and licensing. Over the past six years, four acquisitions have been completed and numerous technology licenses negotiated. This strategy has enabled the Company to avoid the costly and uncertain discovery research phase. We plan to continue this business direction with a limited discovery effort to optimize current technologies. During the next twelve months, it is not anticipated that additional acquisitions will be made. This will be a period where the recent acquisition will be integrated into our operations and the technology synergies realized. However, if the opportunity arises where it is possible to acquire technology which fits strategically with our portfolio, and which we consider will not be dilutive to our shareholders, it will be actively pursued.

Board of Directors

During 2001, the Board of Directors took the necessary step to protect shareholder interests by instituting a shareholders rights plan. This action was not in response to any approach made to the Company or any unsolicited offer, but in recognition of the vulnerability of the Company given our current market capitalization. The Board of Directors recognizes its fiduciary duty to shareholders to evaluate all alternatives to maximize shareholder value and will take the appropriate and necessary actions.

During the past 12 months, the underpinnings of the financial markets have been shaken as a result of numerous accounting and management irregularities. Additionally, questions have been raised as to the accuracy of some companies' communications with shareholders. I would like to reassure all our shareholders that the financial, managerial and Board of Directors oversight systems are in place to ensure that all financial results are appropriately stated and conform with all financial reporting standards. Also, accurate and reliable communication with the public is a governing principle in our management of the Company. We firmly believe that we will ultimately maximize shareholder value by adopting the highest management and ethical standards within the Company.

We believe that our extensive polymer technology incorporating the vitamin mediated targeted delivery systems offers the potential for significant improvement in the delivery of numerous therapeutic agents, creating a new dimension in drug delivery. By aggressively implementing our business strategy and advancing the development of this technology, shareholder value will be maximized.

I would like to thank you, our shareholders, for your patience and loyalty as we continue to successfully execute our strategic business plan. I would also like to thank our key partners and employees for their hard work and dedication. I look forward to communicating with you as Access continues to achieve our goals and objectives for 2002.

Kerry P. Gray
President & CEO

Technology Portfolio

Marketed Products

Aphthasol® - Amlexanox 5% Paste

Zindaclin® - Zinc Clindamycin Gel

Advanced Clinical Development Candidates

AP5280 - Polymer Platinate

OraDisc™ - Amlexanox 2mg Disc

OraRinse™ - Mucositis Technology

Technology Platforms

Vitamin Mediated Targeted Delivery - Cancer

Vitamin Mediated Targeted Delivery - Oral

Bioerodible Hydrogel Delivery

Nanoparticle Network Delivery

Marketed Products

Aphthasol® - Amlexanox 5% Paste

Recently conducted research indicates that there is a significant patient population of canker sore sufferers visiting both dentist and family practitioners that are candidates for Aphthasol®. This research suggests that in the dental office alone there are in excess of 8 million patient consultations annually, with 35 percent of dentists seeing more than 10 patients per month. Importantly, in 65 percent of the cases, the condition is brought to the attention of the dentist by the patient. This suggests that a patient awareness campaign could be very effective in expanding product usage.

Compared with other products used to treat this condition, including local anesthetics, Aphthasol® is considered to be more effective. Aphthous ulcer sufferers who have experience using the product, recognize the benefit of initiating therapy at the first sign of the disease. A clinical study conducted in Northern Ireland confirms this finding, showing that there was a 62% reduction in the formation of an ulcer, if Aphthasol® is applied at the first sign or symptom of the condition. Also, in patients treated at this prodromal phase that subsequently developed an ulcer; there was a reduction in healing time by 4 days, a reduction in the maximum ulcer size by 84%, the maximum pain score by 69% and the extent of pain suffered by 85% compared to ulcers left untreated in these patients.

Given the positive market research data and the research findings, it is considered that the implementation of an effective marketing program directed to both consumers and dentists can significantly expand product usage. Plans are underway to more effectively market the product in the United States where it is anticipated that the proposed actions will begin to expand usage in the second-half of 2002.

During 2001, approval was granted for the marketing of amlexanox 5% paste in the United Kingdom. The product will be marketed under the trade name Aptheal®. Receipt of approval in the United Kingdom is the first step towards achieving approval throughout Europe under the mutual recognition procedure. It is anticipated that marketing of Aptheal® will commence in the second-half of 2002, with the major European launches occurring in 2003. Market research conducted in Europe, which is supported by the medical literature, indicates that there is a significant market opportunity in a market where there currently is no effective product.

With the expansion of marketing activities throughout Europe, and the implementation of a revised marketing initiative in the United States, revenues from amlexanox 5% paste are projected to expand significantly over the next 18 months.

Zindaclin® - Zinc Clindamycin Gel

Zindaclin® is the first product developed and marketed which utilizes our ResiDerm® topical delivery technology. This product has been approved as a once daily treatment for acne. In February 1998, Access licensed the exclusive worldwide rights for the manufacturing, sales and marketing of the ResiDerm® technology to Strakan Ltd. Under the terms of the license agreement, Strakan has agreed to fund the development of products utilizing this technology, with the companies to jointly share in licensing revenues and Access to be paid a royalty on worldwide product sales.

The ResiDerm® technology utilizes zinc ions to formulate topical products to enhance the penetration of the drug into the skin and allow for the retention of the drug in the skin, creating a "reservoir effect."

This "reservoir effect" is defined as an enhancement of the skin or membrane's ability to both absorb and retain pharmacological agents, that is:

- to increase skin or membranes residence time;
- to decrease drug transit time; and
- to reduce transdermal flux.

The clinical studies conducted by Strakan confirmed the benefits of this technology approach. Systemic absorption of clindamycin in Zindaclin® compared to the market leading product was reduced by 30 percent, importantly Zindaclin® will be administered at half this dose. The clinical studies also confirmed that once-daily dosing was equivalent to the market leading clindamycin product which requires twice per day application.

Strakan launched Zindaclin® into the United Kingdom market in March 2002, utilizing its 58 member field force, which is one of the largest promoting dermatological products. The process to achieve marketing authorization for Zindaclin® throughout Europe has been initiated and we anticipate the first country approvals by the end of 2002.

Healthpoint, Ltd., is the United States licensing partner for Zindaclin® and the ResiDerm® technology. Additional clinical data is required prior to the filing of a new drug application in the United States for which studies are currently being initiated.

With the roll-out of product launches throughout Europe over the next 18 months and the execution of licensing agreements, Access anticipates receiving increasing revenues from this project.

AP5280 - Polymer Platinate



Currently, platinum compounds are one of the largest selling categories of chemotherapeutic agents, with annual sales in excess of $800 million. As is the case with all chemotherapeutic drugs, the use of such compounds are associated with serious systemic side effects. The drug delivery goal, therefore, is to enhance delivery of the drug to the tumor and minimize the amount of drug affecting normal organs in the body.

AP5280 is a chemotherapeutic agent that, we believe, has the potential to have significantly superior effectiveness in treating numerous cancers, compared to platinum compounds currently in use. Our patented AP5280 product seeks to achieve this goal by attaching a large polymer to a small platinum molecule. This method exploits the usually leaky or hyperpermeable nature of the cells that line the walls of blood vessels that feed tumors by allowing the large AP5280 molecule to enter the tumor in preference to other tissue, which do not have leaky or hyperpermeable blood vessels. In addition, the lymphatic drainage system of tumors is not well developed, so the drug gets trapped in the tumor. This dual effect is called enhanced permeability and retention, or EPR. In addition, the polymer is designed to shield the platinum from interactions with normal cells while the drug circulates within the body, thereby reducing toxicity.

During 2001, the clinical development of AP5280 has advanced with the maximum tolerated dose being established in the Phase I clinical study. The ability to significantly increase the dose relative to the marketed platinum products has been confirmed in the Phase I study. Plans are being finalized to commence the Phase II program.

Additional preclinical data on AP5280 was generated, which provides evidence that increased amounts of platinum are being delivered to the molecular target compared with conventional platinum therapy. For platinum therapy to be effective, the platinum must interact with the tumor DNA to inhibit replication of the tumor cells. In the preclinical study, when dosed at the maximum tolerated dose, tumor DNA adducts, platinum associated with the DNA, were in excess of 11 times greater using AP5280 compared with carboplatin, the market leading platinum product.

Also, during 2001, an extensive research program was conducted to determine the optimal polymer, linker and chelating agent for the DACH form of platinum.

This program has led to the selection of AP5346 as the lead product candidate to enter preclinical development. Data on another DACH polymer platinate analogue AP5286 has previously been reported, AP5346 has demonstrated superior activity in preclinical models which was the primary selection criteria.

We currently plan to complete the preclinical development of AP5346 and commence Phase I clinical testing in the third-quarter 2002. This product will be developed for colorectal cancer where oxaliplatin, a DACH platinum, is currently being successfully marketed in Europe.

Our polymer platinum program is being further extended to include the evaluation of additional platinums, including DAMCH platinum. The various platinum derivatives have different activity profiles which potentially enables the development of a family of polymer platinum compounds for specific cancer types. With future developments, the receptor targeting technology that we recently acquired will be incorporated in the potential product candidates.

OraRinse™ - Mucositis Technology

In July 2001, we announced results from our Phase II randomized clinical study of OraRinse™ for the prevention and treatment of mucositis. The data developed confirms that our mucoadhesive liquid technology could be a platform technology and appears to represent an important advancement in the management and prevention of mucositis. The data have been retrospectively compared with two historical patient databases to evaluate the potential advantages that this technology may represent in the prevention, treatment and management of mucositis. A retrospective analysis was conducted as there was no "best available care" arm of the study. Given the positive comments received from the investigators, it was considered that this analysis would provide meaningful input to guide the development program. The patient evaluation was conducted using the oral mucositis assessment scale, which quantifies the disease severity on a scale of 0-5. Key highlights of the comparison with the historical patient databases are as follows:

- the average severity of the disease was reduced by approximately 40%;
- the maximum intensity of the mucositis was approximately 35% lower; and
- the median peak intensity was approximately 50% lower.

Following the completion of the Phase II study, we conducted additional formulation development work to optimize the technology prior to advancing clinical development. The topical application of the mucoadhesive technology was tested for its ability to attenuate the course of radiation-induced oral mucositis in an established hamster model. In this model, the severity of the mucositis is graded on a scale of 0-5 with 1 representing erythemia, 3 being formation of ulcers in one or more places and 5 indicating ulceration of virtually the entire area. The results were as follows:

- 29% of the animals did not register a score above 1 for the duration of the study;
- 43% of the animals did not register a score of above 2 compared to 100% of the animals treated with saline reporting scores of 3 and above; and
- compared to animals treated with saline, there was a 65% reduction in the number of days when animals presented with ulcerative mucositis.

A meeting has been conducted with the FDA to determine the most expeditious way to advance our mucositis clinical development program. It is anticipated that the pivotal clinical study will commence in the third-quarter 2002. This study will be conducted at approximately 25-30 centers in the United States, enrolling 200 patients.

OraDisc™ - 2mg Amlexanox Disc

The OraDisc™ formulation is an improved delivery vehicle for the oral delivery of amlexanox which potentially overcomes the difficulties encountered in using conventional paste and gel formulations for conditions in the mouth. These products are difficult to apply and keep in place over time. The mucoadhesive disc adheres to the canker sore and slowly erodes over time, locally releasing amlexanox at the site of the canker sore. Utilizing this technology, we anticipate that higher drug concentrations will be achieved at the disease site increasing the effectiveness of the product.

In 2001, the results of our initial Phase III study were reported, confirming the effectiveness of the product. In the study, three groups were evaluated, approximately 160 patients were treated with active OraDisc™ while 160 patients received a placebo disc and 80 patients received no treatment. Compared with both the placebo and no treatment groups, the primary clinical endpoint which evaluated complete healing on day 5 was achieved, with accelerated healing with OraDisc™ being statistically significant.

Prior to initiating the final Phase III study, and the submission of a new drug application, Access has evaluated alternative disc technologies to ensure that the final product can be manufactured efficiently and that the process can be scaled for commercial production. This evaluation has been concluded and the clinical trial materials have been produced at a contract manufacturing location which could be the source of the commercial product.

A meeting has been conducted with the FDA to determine the clinical study requirements to file a new drug application. A 700 patient clinical study, with three groups; active treatment, placebo and no treatment, will be required prior to filing for product approval. This study is scheduled to commence in the second-quarter 2002 and be completed prior to year-end. We plan to submit the new drug application as soon as the clinical trial report is completed.

It is anticipated that the full-market potential for amlexanox for the treatment of canker sores will only be realized when OraDisc™ is approved as an over-the-counter product, not requiring a prescription. The timing of achieving this objective is currently being evaluated, considering the regulatory requirements and the most advantageous way to develop the commercial potential. Establishing a solid base of professional endorsement for the use of amlexanox for the treatment of canker sores is considered an important component of an overall consumer marketing strategy.

Technology Platforms

Bioerodible Hydrogel Delivery

Our bioerodible hydrogel technology is one of our priority internal development focuses. Our scientists have developed a novel series of bioerodible hydrogels which have the potential to be utilized in a number of drug delivery applications, as well as several non-pharmaceutical applications. Hydrogels are very large molecules with complex three-dimensional structures capable of storing either small molecule drugs or much larger peptide and protein therapeutics. These molecules are stored within the matrix of the hydrogel.

Most hydrogels are not bioerodible, therefore, they deliver their payload of drug by diffusion of these molecules through the interconnecting chambers of the hydrogel. Once all of the drug has been delivered, non-bioerodible hydrogels remain in the body, unless surgically removed, as they cannot be broken down and eliminated.

By comparison, our hydrogel possess bioerodible linking groups with well-defined rates of degradation in biological systems, and therefore releases its payload of drugs by both diffusion and erosion of the hydrogel matrix. By selecting linkers with appropriate degradation rates, much greater control of drug release rates can be achieved. Once the drug has been released, erosion of the hydrogel continues until no solid hydrogel remains, eliminating the need to use an additional procedure to remove the drug delivery device. The hydrogel erodes to form much smaller water-soluble fractions which are readily eliminated from the body.

A number of possible drug delivery systems can be developed using the Access bioerodible hydrogel technology, ranging from nanoparticles for intravenous administration, to larger devices which may be implanted, wound packaging materials, medicated and non-medicated for decubitus and vascular ulcers, medicated films and gels for topical applications, dressings for burn and skin donor sites.

Our bioerodible hydrogel technology has the following properties:

- contains a network polymer that swells in water;
- it has cleavable bonds in a linear polymer backbone;
- breakdown occurs in a biological or aqueous environment;
- controlled degradation rates ranging from hours to months can be achieved; and
- offers the ability to control drug incorporation and release by the choice of polymer, crosslink and link degradation rate.

Nanoparticle Network Delivery

Our nanoparticle network delivery system involves first producing environmentally responsive hydrogel nanoparticles and then bonding them together resulting in a new class of gels with two levels of engineered structural difference: the primary network and the secondary network. The primary network is composed of nanoparticles formed of crosslinked polymer chains that absorb a large fraction of water. A secondary network links these nanogels together in an extended lattice. Utilizing these unique properties in combination with our proprietary bioerodible crosslinking technology, nanoparticle networks could be used to entrap, stabilize and deliver small and/or very large active compounds at predictable and controllable rates. The processes to produce nanoparticles and networks are conducted in the absence of any organic solvents, thus minimizing any deleterious effects on the active compound during its entrapment. These novel properties and innocuous manufacturing and processing conditions will enhance the versatility of polymer gel nanoparticle networks as potential controlled drug delivery carriers.

In addition, such nanostructured gels have new and unique properties that are not typically inherent with conventional gels. These properties include a high surface area and the ability to be easily combined together, if desired, to yield heterogeneous networks of diversified physical and chemical properties. One pharmaceutical application of interest is targeted oral drug delivery. Nanoparticle networks can be engineered to fall apart at a controlled rate releasing individual nanoparticles in a specific environment, e.g. low pH. This degradation can release trapped large molecules or free nanoparticles containing active drugs. The individual nanoparticles can be "programmed" to degrade at independent rates allowing protection of actives and appropriate dispersion. Targeting agents such as vitamins, chemically or physically attached to the nanoparticle surfaces, can be used to allow active transport of nanoparticles across the gut while protecting therapeutics for subsequent release.

Our overall research and development efforts are focused on creating opportunities in the use of this technology for controlled drug delivery for a variety of indications. Other non-pharmaceutical applications in areas such as optical and colorimetric sensors, integrated circuit lithography, optical displays, and environmental clean-up agents, may be explored through collaborations with other organizations.

Receptor-mediated

Tumor Targeting Mechanism



"Leaky" Endothelium
enables the accumulation
of drug in the tumor.
= Carrier
= Drug - Vitamin
Intact Endothelium
Tumor
Normal Tissue
Blood Flow

Vitamin targeting agent binds to receptors on the tumor cell.

Receptor-mediated endocytosis results in the tumor cell engulfing the drug complex.

Drug is released within the cell. Drug destroys the tumor.

Vitamin Mediated Targeted Delivery - Oral

Oral delivery is the preferred method of administration of drugs where either long-term or daily use is required. However, many therapeutics, including peptide and protein drugs, are poorly absorbed or unstable when given orally. With more and more peptide and protein based biopharmaceuticals entering the market, there is an increasing need to develop an effective oral delivery system for them, as well as for long-standing injected drugs such as insulin.

The difficulty in administering proteins orally is their susceptibility to degradation by digestive enzymes, their inability to cross the intestinal wall and their rapid excretion by the body. Over the years, many different methodologies for making protein drugs available orally have been attempted. Most of the oral protein delivery technologies involve protecting the protein from degradation in the intestine. More recently, strategies have been developed which involve attaching the protein to a molecule which transports the protein across the gut wall. However, the field of oral drug delivery of proteins and peptides has yet to achieve successful commercialization of a product (although positive results have been achieved in early clinical trials for some products under development).

Our oral delivery technology utilizes the body's natural vitamin B12 (VB12) transport system in the gut. Our scientists discovered that VB12 will still be transported by this process even when drugs, macromolecules, or nanoparticles are coupled to VB12. Thus VB12 serves as a carrier to transfer these materials from the intestinal lumen to the bloodstream. For drugs and macromolecules which are stable in the gastro-instestinal tract, the drug or macromolecule can be coupled directly or via a linker to VB12. If the capacity of the VB12 transport system is inadequate to provide an effective blood concentration of the active, transport can be amplified by attaching many molecules of the drug to a polymer, to which VB12 is also attached. For drugs which are unstable in the stomach, but stable in the intestinal tract, the VB12 conjugate can be incorporated in an enteric-coated capsule. A further option, especially for drugs and macromolecules which are unstable in the intestine, is to formulate the drug in a nanoparticle which is then coated with VB12. Once in the bloodstream, the active is released by diffusion and/or erosion of the nanoparticle. Utilization of nanoparticles also serves to "amplify" delivery by transporting many molecules at one time due to the relatively large volume of a nanoparticle.

Our proprietary position in this technology involves the conjugation of vitamin B12 to a polymer to which is also attached the drug to be delivered, or attached to a nanoparticle in which the drug is incorporated. However, in situations when a simple conjugate might be preferred of one molecule of the vitamin with one drug molecule, our patents also encompass these VB12-drug conjugates.

Vitamin Mediated Targeted Delivery - Cancer

Our technology utilizes the fact that in many diseases where there is rapid growth and/or cell division, the demand for certain vitamins increases. By coupling the drug to an appropriate vitamin, the vitamin serves as a carrier to increase the amount of drug at the disease site relative to its normal distribution.

The drawbacks of current chemotherapeutic treatments, which include tumor resistance, cancer relapse and toxicity from severe damage to healthy tissues, has fueled a scientific quest for novel treatments that are specifically targeted to malignant cells, thus reducing damage to collateral tissues.

The design of targeted therapeutics involves exploiting the difference between the structure and function of malignant cells compared with normal cells. Differences include the increased levels of surface receptors on cancer cells, which makes them more sensitive to treatment regimes that target these surfaces molecules and differences in blood supply within and around tumor compared with normal tissue.

Two basic types of targeting approaches are utilized, passive tumor targeting and active tumor targeting.

- passive tumor targeting involves transporting anti-cancer agents through the bloodstream to tumor cells using a "carrier" macromolecule. Different carrier macro-molecules are being investigated as each provides advantages such as specificity and protection of the anti-cancer drug from degradation due to their structure, size and particular interactions with tumor cells.
- active tumor targeting involves attaching a receptor molecule to the anticancer drug to create a new "targeted" agent that will actively seek a complementary surface molecule to which it binds. The theory is that targeting the anti-cancer agent to the affected cells should allow more of the anti-cancer drug to enter the tumor cell thus amplifying the response to the treatment and reducing the toxic effect on normal tissue. The Access technology combines the amplification effects of macromolecular transport with active targeting.

Examples of active targeting fragments include antibodies, growth factors and vitamins. Our scientists have specifically focused on using vitamin B12 and folate to more effectively target anti-cancer drugs to solid tumors.

It has been known for some time that vitamin B12 and folic acid are essential for tumor growth and as a result, receptors for these vitamins are up-regulated in certain tumors. Vitamin B12 receptor over-expression occurs in breast, lung leukemic cells, lymphoma cells, bone, thyroid, colon, prostate and brain cancers and some other tumor lines, while folate receptor over-expression occurs in breast, lung, ovarian, endometerial, renal, colon and brain tumors.

Vitamin B_{12}

Mediated Oral Drug Delivery



Vitamin B_{12} Conjugate ($VB_{12}C$)
$VB_{12}C$ is liberated and binds to IF
Stomach
Intrinsic Factor (IF) is released by the stomach wall
$VB_{12}C$ is protected by binding to heptocorrin
$VB_{12}C$ if complex binds to the IF receptor on the surface of the intestine
Receptor-mediated endocytosis allows the transport of $VB_{12}C$ across gut wall
After binding to another $VB_{12}C$ - Binding protein transcobalamin II (TCII) $VB_{12}C$ is transferred to the bloodstream

Consolidated Financial Statements

This annual report contains certain statements that are forward-looking and that involve risks and uncertainties, including but not limited to the uncertainties associated with research and development activities, clinical trials, the integration of acquired companies and technologies, the timing of regulatory approval, the ability to raise additional capital, dependence on others, collaborations, the timing and receipt of licensing revenues, the future success of the Company's amlexanox and polymer platinate programs, future cash flow and other risks detailed in our Annual Report on Form 10-K for the year ended December 31, 2001.

Overview

We are an emerging pharmaceutical company focused on developing both novel low development risk product candidates and technologies with longer-term major product opportunities. We are a Delaware corporation in the development stage.

Together with our subsidiaries, we have proprietary patents or rights to seven drug delivery technology platforms: synthetic polymer targeted delivery, vitamin mediated targeted delivery (including oral), bioerodible hydrogel technology, nanoparticles and nanoparticle networks, ResiDerm® topical delivery, carbohydrate targeting technology and agents for the prevention and treatment of viral disease, including HIV. In addition, our partner, GlaxoSmithKline, is marketing in the United States our jointly developed drug - Aphthasol®, the first FDA approved product for the treatment of canker sores. We have licensed certain rights for the use of amlexanox in additional indications from GlaxoSmithKline for numerous markets including the worldwide rights for mucositis and other products excluding the U.S. We are developing new formulations and delivery forms to evaluate amlexanox in additional clinical indications, including mucoadhesive disc delivery and mucoadhesive liquid delivery.

Since our inception, we have devoted our resources primarily to fund our research and development programs. We have been unprofitable since inception and to date have received limited revenues from the sale of products. We cannot assure you that we will be able to generate sufficient product revenues to attain profitability on a sustained basis or at all. We expect to incur losses for the next several years as we continue to invest in product research and development, preclinical studies, clinical trials and regulatory compliance. As of December 31, 2001, our accumulated deficit was $37,908,000, of which $8,894,000 was the result of the write-off of excess purchase price.

Results of Operations

Comparison of Years Ended December 31, 2001 and 2000

Our revenue in 2001 was $243,000, as compared to revenue of $107,000 in 2000, an increase of $136,000.

We recognize licensing revenue over the period of the performance obligation under our licensing agreements. Licensing revenue recognized in 2001 was from several agreements, including agreements related to various amlexanox projects and ResiDerm® whereas the licensing revenue that we recognized in 2000 was only from amlexanox projects.

Our total research spending for the year ended December 31, 2001 was $4,174,000, as compared to $4,007,000 in 2000, an increase of $167,000. The increase in expenses was the result of:

- higher salary and salary related expenses due to additional staff ($461,000);
- higher development and clinical development costs for our polymer platinate project ($195,000);
- higher clinical development costs ($102,000) for amlexanox development projects for the cream and gel formulations;
- higher internal lab costs due to the additional staff and projects ($52,000); and
- other net increases ($6,000).

These increases were offset by:

- lower clinical development costs for the following amlexanox projects: OraDisc™ ($491,000) and OraRinse™ ($80,000); and
- lower moving and recruiting expenses for scientific personnel ($78,000).

We expect our research spending to increase and remain higher than it has been in prior years as we intend to hire additional scientific and clinical staff, commence additional clinical trials and accelerate preclinical development activities as we continue to develop our product candidates.

Our total general and administrative expenses were $1,959,000 for 2001 and $1,736,000 in 2000. Our general and administrative expenses increased $223,000 in 2001 due to:

- higher patent and license expenses ($118,000);
- higher shareholder expenses ($95,000);
- executive search fee ($30,000);
- higher rent expenses ($19,000); and

- other net increases ($4,000).

These increases were offset by lower foreign tax expense ($43,000).

Depreciation and amortization was $418,000 in 2001 as compared to $422,000 in 2000, a decrease of $4,000.

Our loss from operations in 2001 was $6,308,000 as compared to a loss of $6,058,000 in 2000.

Our interest and miscellaneous income was $1,451,000 for 2001 as compared to $922,000 for 2000, an increase of $479,000. The increase in interest income ($403,000) was due to higher net cash balances in 2001 resulting from our private placements of common stock and our convertible note offering in the second half of 2000. The increase in miscellaneous income ($76,000) was due entirely to a settlement in 2002 of a dispute with a vendor.

Interest expense was $1,170,000 for 2001 as compared to $342,000 for the same period in 2000, an increase of $828,000. The increase in interest expense was due to interest on the $13.5 million convertible notes issued in September 2000 and amortization of debt issuance costs.

Net loss for 2001 was $6,027,000, or a $0.47 basic and diluted loss per common share compared with a loss of $5,428,000, or a $0.49 basic and diluted loss per common share, for 2000.

Comparison of Years Ended December 31, 2000 and 1999

Our revenue in 2000 was $107,000, as compared to revenue of $15,000 in 1999, an increase of $92,000. We recognize licensing revenue over the period of the performance obligation under our licensing agreements. Licensing revenue recognized in 2000 was from several amlexanox agreements. Revenues in 1999 were for an option payment on our carbohydrate polymer technology as applied to the field of selectively replicating viruses.

Our total research spending for the year ended December 31, 2000 was $4,007,000, as compared to $1,608,000 in 1999, an increase of $2,399,000. The increase in expenses was the result of:

- higher clinical development and product development costs for the following amlexanox projects: OraDisc™ ($792,000), OraRinse™ ;
- ($497,000), amlexanox cream ($159,000) and amlexanox gel ($113,000);
- higher external development costs for our polymer platinate project ($376,000);
- higher salary and salary related expenses due to additional staff ($223,000);
- higher development costs for our hydrogel project ($72,000);
- additional travel expenses ($52,000);
- moving expenses for scientific personal ($56,000); and
- recruitment expenses ($59,000).

Our total general and administrative expenses were $1,736,000 for 2000 and $1,471,000 in 1999. Our general and administrative expenses increased in 2000 due to:

- higher salary and bonus expenses ($307,000);
- higher legal and accounting expenses ($107,000);
- higher listing fees due to our listing on the American Stock Exchange ($49,000);
- foreign taxes paid on licensing fees received ($43,000);
- lease expenses for office rent, office equipment and computers and office and equipment maintenance ($41,000); and
- other net increases ($22,000).

These increases were offset by:

- a reduction in warrant costs ($249,000) due to fewer warrants granted to consultants in 2000; and
- lower patent expenses ($55,000).

Depreciation and amortization was $422,000 in 2000 as compared to $285,000 in 1999, an increase of $137,000. The increase in amortization was due to:

- additional amortization of goodwill of $143,000 recorded in 2000 versus 1999 as a result of the acquisition of Virologix Corporation in July 1999; and
- additional amortization of licenses totaling $58,000 due to additional licenses purchased and a full

twelve months amortization in 2000 of the licenses acquired in 1999.

These increases were offset by lower depreciation ($64,000), reflecting that a number of our major assets have been fully depreciated.

Our loss from operations in 2000 was $6,058,000 as compared to a loss of $3,349,000 in 1999.

Our interest and miscellaneous income was $972,000 for 2000 as compared to $53,000 for 1999, an increase of $919,000. The increase in interest income was due to higher cash balances in 2000 resulting from our private placements of common stock and our convertible note offering in 2000.

Interest expense was $342,000 for 2000 as compared to $12,000 for the same period in 1999, an increase of $330,000. The increase in interest expense is due to interest accrued on the $13.5 million convertible notes issued in September 2000 and amortization of debt issuance costs.

Our net loss for 2000 was $5,428,000, or a $0.49 basic and diluted loss per common share, compared with a loss of $3,308,000, or a $0.72 basic and diluted loss per common share for 1999.

Liquidity and Capital Resources

We have funded our operations primarily through private sales of common stock and convertible notes and our principal source of liquidity is cash and cash equivalents. Contract research payments, licensing fees and milestone payments from corporate alliances and mergers have also provided funding for operations. As of December 31, 2001 our cash and cash equivalents were $20,126,000 and our working capital was $18,519,000. Our working capital at December 31, 2001 represented a decrease of $5,878,000 as compared to our working capital as of December 31, 2000 of $24,397,000. This decrease was due to our overall operating expenses and the interest on the $13.5 million convertible notes.

We have incurred negative cash flows from operations since inception, and have expended, and expect to continue to expend in the future, substantial funds to complete our planned product development efforts. Since inception, our expenses have significantly exceeded revenues, resulting in an accumulated deficit as of December 31, 2001 of $37,908,000. We expect that our existing capital resources will be adequate to fund our current level of operations through June 2004. We cannot assure you that we will ever be able to generate product revenue or achieve or sustain profitability.

We will expend substantial funds to conduct research and development programs, preclinical studies and clinical trials of potential products, including research and development with respect to our newly acquired and developed technology. Our future capital requirements and adequacy of available funds will depend on many factors, including:

- the successful commercialization of amlexanox and Zindaclin®;
- the ability to establish and maintain collaborative arrangements with corporate partners for the research, development and commercialization of products;
- the successful integration of our newly created subsidiary, Access Pharmaceuticals Australia Pty. Limited;
- continued scientific progress in our research and development programs;
- the magnitude, scope and results of preclinical testing and clinical trials;
- the costs involved in filing, prosecuting and enforcing patent claims;
- competing technological developments;
- the cost of manufacturing and scale-up;
- the ability to establish and maintain effective commercialization arrangements and activities; and
- successful regulatory filings.

At December 31, 2001, we had invested in the following projects approximately $7,281,000 for Polymer Platinate (AP 5280), $2,540,000 for OraDisc™ and $1,175,000 for OraRinse™ and Mucoadhesive Liquid Technology. We discussed in our Annual Report on Form 10-K for the year ended December 31, 2001, or Form 10-K, in Part 1, the status of each project, the efforts and timing that are necessary for the next step of each project and risks associated with our developments. We cannot at this time reasonably estimate the cost to complete each project due to uncertainties in the development process as discussed in Risk Factors in Form 10-K, Part 1.

We plan to continue our policy of investing available funds in certificates of deposit, money market funds, government securities and investment-grade, interest-bearing securities, none of which matures in more than two years. We do not invest in derivative financial instruments, as defined by Statement of Financial Accounting Standards No. 133 and 138.

Critical Accounting Policies

The preparation of our financial statements in conformity with accounting principles generally accepted in the United State of America requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reported period. In applying our accounting principles, we must often make individual estimates and assumptions regarding expected outcomes or uncertainties. As you might expect, the actual results or outcomes are generally different than the estimated or assumed amounts. These differences are usually minor and are included in our consolidated financial statements as soon as they are known. Our estimates, judgments and assumptions are continually evaluated based on available information and experience. Because of the use of estimates inherent in the financial reporting process, actual results could differ from those estimates.

We periodically review the carrying value of our goodwill and other intangible assets when events and circumstances warrant such a review. One of the methods used for this review is performed using estimates of future cash flows. If the carrying value of our goodwill or other intangible assets are considered impaired, an impairment charge is recorded for the amount by which the carrying value of the goodwill or other intangible assets exceeds its fair value. We believe that the estimates of future cash flows and fair value are reasonable. Changes in estimates of such cash flows and fair value, however, could affect the calculation.

Based on an assessment of our accounting policies and underlying judgments and uncertainties affecting the application of those policies, we believe that our consolidated financial statements provide a meaningful and fair perspective of us. We do not suggest that other general factors, such as those discussed elsewhere in this report, could not adversely impact our consolidated financial position, results of operations or cash flows.

New Accounting Pronouncements

In July 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 141, "Business Combination" (FAS 141) and Statement of Financial Accounting Standard No. 142, "Goodwill and Other Intangible Assets" (FAS 142). FAS 141 eliminates the pooling-of-interests method of accounting for business combinations except for qualifying business combinations that were initiated prior to July 1, 2001. FAS 141 further clarifies the criteria to recognize intangible assets separately from goodwill. The requirements of FAS 141 are effective for any business combination accounted for by the purchase method that is completed after June 30, 2001. Under FAS 142, goodwill and indefinite-lived intangible assets are no longer amortized but are reviewed annually (or more frequently if impairment indicators arise) for impairment. Separable intangible assets that are not deemed to have an indefinite life will continue to be amortized over their useful lives. Goodwill recognized prior to July 1, 2001 is required to be amortized through December 31, 2001.

We do not believe that the adoption of FAS 141 will have any material impact on our financial position or results of operations. When we adopt FAS 142 in January 2002, annual and quarterly goodwill amortization of $246,000 and $61,500 will no longer be recognized. In 2002, we will complete a transitional fair value based impairment test of goodwill. Impairment losses, if any, resulting from transitional testing will be recognized.

Consolidated Balance Sheets - December 31,

ASSETS	2001	2000
Current assets		
Cash and cash equivalents	$ 7,426,000	$ 8,415,000
Short term investments, at cost	12,700,000	17,394,000
Accounts receivable	83,000	251,000
Accrued interest receivable	110,000	196,000
Prepaid expenses and other current assets	611,000	133,000
Total current assets	20,930,000	26,389,000
Property and equipment, net	477,000	116,000
Debt issuance costs, net	679,000	861,000
Licenses, net	774,000	887,000
Goodwill, net	1,868,000	2,115,000
Other assets	759,000	158,000
Total assets	$ 25,487,000	$ 30,526,000
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities		
Accounts payable and accrued expenses	$ 1,486,000	$ 1,158,000
Accrued interest payable	310,000	283,000
Deferred revenues	508,000	551,000
Current portion of note payable	107,000	-
Total current liabilities	2,411,000	1,992,000
Note payable, net of current portion	468,000	-
Convertible notes	13,530,000	13,530,000
Total liabilities	16,409,000	15,522,000
Commitments and contingencies	-	-
Stockholders' equity		
Preferred stock - $.01 par value; authorized 2,000,000 shares; none issued or outstanding	-	-
Common stock - $.01 par value; authorized 50,000,000 shares; issued, 12,909,344 at December 31, 2001 and 12,844,699 at December 31, 2000	132,000	132,000
Additional paid-in capital	48,057,000	47,802,000
Notes receivable from stockholders	(1,045,000)	(1,045,000)
Unamortized value of restricted stock grants	(154,000)	-
Treasury stock, at cost - 819 shares	(4,000)	(4,000)
Deficit accumulated during the development stage	(37,908,000)	(31,881,000)
Total stockholders' equity	9,078,000	15,004,000
Total liabilities and stockholders' equity	$ 25,487,000	$ 30,526,000

The accompanying notes are an integral part of these statements.

Consolidated Statements of Operations

	Year ended December 31, 2001	2000	1999	February 24, 1988 (inception) to December 31, 2001
Revenues				
Research and development	$ -	$ -	$ -	$ 2,711,000
Option income	-	-	15,000	2,164,000
Licensing revenues	243,000	107,000	-	675,000
Total revenues	243,000	107,000	15,000	5,550,000
Expenses				
Research and development	4,174,000	4,007,000	1,608,000	20,154,000
General and administrative	1,959,000	1,736,000	1,471,000	13,620,000
Depreciation and amortization	418,000	422,000	285,000	2,394,000
Write-off of excess purchase price	-	-	-	8,894,000
Total expenses	6,551,000	6,165,000	3,364,000	45,062,000
Loss from operations	(6,308,000)	(6,058,000)	(3,349,000)	(39,512,000)
Other income (expense)				
Interest and miscellaneous income	1,451,000	972,000	53,000	3,308,000
Interest and debt expense	(1,170,000)	(342,000)	(12,000)	(1,704,000)
	281,000	630,000	41,000	1,604,000
Net loss	$(6,027,000)	$(5,428,000)	$ (3,308,000)	$ (37,908,000)
Basic and diluted loss per common share	$ (0.47)	$ (0.49)	$ (0.72)	
Weighted average basic and diluted common shares outstanding	12,856,639	11,042,141	4,611,315	

The accompanying notes are an integral part of these statements.

Consolidated Statement of Stockholders' Equity

	Common Stock		Additional paid-in capital	Notes receivable from stockholders	Unamortized value of restricted stock grants	Treasury stock	Deficit accumulated during the development stage
	Shares	Amount					
Balance, February 24, 1988	-	$ -	$ -	$ -	$ -	$ -	$ -
Common stock issued, $6.60 per share	15,000	-	97,000	-	-	-	-
Common stock issued, $1.60 per share	8,000	-	12,000	-	-	-	-
Net loss for the period February 24, 1988 to December 31, 1988	-	-	-	-	-	-	(30,000)
Balance, December 31, 1988	23,000	-	109,000	-	-	-	(30,000)
Common stock issued, $6.60 per share	4,000	-	29,000	-	-	-	-
Common stock issued, $33.00 per share	4,000	-	124,000	-	-	-	-
Common stock issued, $0.20 per share	97,000	1,000	8,000	-	-	-	-
Net loss for the year	-	-	-	-	-	-	(191,000)
Balance, December 31, 1989	128,000	1,000	270,000	-	-	-	(221,000)
Common stock issued, $60.00 per share	4,000	-	218,000	-	-	-	-
Common stock issued, $156.40 per share	14,000	-	2,225,000	-	-	-	-
Net loss for the year	-	-	-	-	-	-	(219,000)
Balance, December 31, 1990	146,000	1,000	2,713,000	-	-	-	(440,000)
Common stock issued, $60.00 per share	-		6,000	-	-	-	-
Contribution of equipment by shareholder	-	-	468,000	-	-	-	-
Net income for the year	-	-	-	-	-	-	413,000
Balance, December 31, 1991	146,000	1,000	3,187,000	-	-	-	(27,000)
Contribution of equipment by shareholder	-	-	89,000	-	-	-	-
Net loss for the year	-	-	-	-	-	-	(859,000)
Balance, December 31, 1992	146,000	1,000	3,276,000	-	-	-	(886,000)
Net loss for the year	-	-	-	-	-	-	(1,384,000)
Balance, December 31, 1993	146,000	1,000	3,276,000	-	-	-	(2,270,000)
Net loss for the year	-	-	-	-	-	-	(476,000)
Balance, December 31, 1994	146,000	1,000	3,276,000	-	-	-	(2,746,000)

Consolidated Statement of Stockholders' Equity cont.

	Common Stock		Additional paid-in capital	Notes receivable from stockholders	Unamortized value of restricted stock grants	Treasury stock	Deficit accumulated during the development stage
	Shares	Amount					
Common stock issued, $40.00 per share	1,000	-	50,000	-	-	-	-
Exercise of stock options, between $5.00 and $25.00 per share	31,000	1,000	168,000	-	-	-	-
Common stock grants	4,000	-	-	-	-	-	-
Net loss for the year	-	-	-	-	-	-	(1,099,000)
Balance, December 31, 1995	182,000	2,000	3,494,000	-	-	-	(3,845,000)
Merger	951,000	10,000	9,991,000	-	-	-	-
Common stock issued, $14.00 per share, net of costs of $497,000	429,000	4,000	5,499,000	-	-	-	-
Exercise of stock options/ SAR's between $0.00 and $17.60 per share	8,000	-	23,000	-	-	-	-
Warrants issued at $20.00 per share for consulting services	-	-	344,000	-	-	-	-
Net loss for the year	-	-	-	-	-	-	(11,462,000)
Balance, December 31, 1996	1,570,000	16,000	19,351,000	-	-	-	(15,307,000)
Common stock issued, $15.00 per share	40,000	-	600,000	-	-	-	-
Common stock issued, $9.20 per share	20,000	-	192,000	-	-	-	-
Warrants issued at $7.50 and $9.00 per share for financial consulting services	-	-	188,000	-	-	-	-
Net loss for the year	-	-	-	-	-	-	(4,441,000)
Balance, December 31, 1997	1,630,000	16,000	20,331,000	-	-	-	(19,748,000)
Common stock issued, $3.00 per share, net of costs of $405,000	1,795,000	18,000	4,538,000	-	-	-	-
Common stock issued, for nil proceeds	4,000	-	-	-	-	-	-
Warrants issued at $4.00 per share for financial consulting services	-	-	37,000	-	-	-	-
Net loss for the year	-	-	-	-	-	-	(3,397,000)
Balance, December 31, 1998	3,429,000	34,000	24,906,000	-	-	-	(23,145,000)
Common stock issued, $2.00 per share, net of costs of $271,000	1,658,000	17,000	2,814,000	-	-	-	-

Consolidated Statement of Stockholders' Equity cont.

	Common Stock		Additional paid-in capital	Notes receivable from stockholders	Unamortized value of restricted stock grants	Treasury stock	Deficit accumulated during the development stage
	Shares	Amount					
Common stock issued, Virologix Corporation merger, $2.00 per share	1,000,000	10,000	1,990,000	-	-	-	-
Common stock issued, for nil proceeds	3,000	-	-	-	-	-	-
Warrants issued at $3.00 and $2.93 per share for financial consulting services	-	-	296,000	-	-	-	-
Net loss for the year	-	-	-	-	-	-	(3,308,000)
Balance, December 31, 1999	6,090,000	61,000	30,006,000	-	-	-	(26,453,000)
Common stock issued, $2.50 per share, net of costs $1,214,000	5,354,000	54,000	11,992,000	-	-	-	-
Common stock issued, $3.00 per share,	250,000	2,000	748,000	-	-	-	-
Common stock issued, $5.00 per share	508,000	5,000	2,534,000	-	-	-	-
Common stock issued to investors for cash exercise of warrants (from $2.50 to $3.00 per share)	65,000	1,000	172,000	-	-	-	-
Common stock issued to investors for cashless exercise of warrants	152,000	2,000	(2,000)	-	-	-	-
Common stock issued to directors and consultants for cash exercise of options and SARs (from $0.00 to $3.00 per sh	50,000	-	126,000	-	-	-	-
Common stock issued, $3.50 per share	143,000	1,000	498,000	-	-	-	-
Common stock issued, to officers $5.50 per share	190,000	2,000	1,043,000	(1,045,000)	-	-	-
Common stock issued for nil proceeds	43,000	4,000	(4,000)	-	-	-	-
Purchase common stock, $3.00 share	-	-	-	-	-	(750,000)	-
Purchase common stock, $2.50 to $7.94	-	-	-	-	-	(4,000)	-
Sale of treasury stock for $5.50 per share	-	-	625,000	-	-	750,000	-
Warrants issued at $2.00 and $3.00 per share for financial consulting	-	-	64,000	-	-	-	-
Net loss for the year	-	-	-	-	-	-	(5,428,000)
Balance, December 31, 2000	12,845,000	132,000	47,802,000	(1,045,000)	-	(4,000)	(31,881,000)

Consolidated Statement of Stockholders' Equity cont.

	Common Stock		Additional paid-in capital	Notes receivable from stockholders	Unamortized value of restricted stock grants	Treasury stock	Deficit accumulated during the development stage
	Shares	Amount					
Common stock issued to investors for cash exercise of warrants at $2.50 per share	13,000	-	33,000	-	-	-	-
Common stock issued to investors for cashless exercise of warrants and SARs	7,000	-	41,000	-	-	-	-
Warrants issued at $3.00 per share for financial consulting services	-	-	-	-	-	-	-
Issuance of restricted stock grants	44,000	-	181,000	-	(181,000)	-	-
Amortization of restricted stock grants	-	-	-	-	27,000	-	-
Net loss for the year	-	-	-	-	-	-	(6,027,000
Balance, December 31, 2001	12,909,000	$132,000	$48,057,000	$(1,045,000)	$ (154,000)	$ (4,000)	$ (37,908,000

The accompanying notes are an integral part of this statement.

Consolidated Statements of Cash Flows

	Year ended December 31, 2001	2000	1999	February 24, 1988 (inception) to December 31, 2001
Cash flows from operating activities:				
Net loss	$ (6,027,000)	$ (5,428,000)	$ (3,308,000)	$ (37,908,000)
Adjustments to reconcile net loss to net cash used in operating activities:				
Write off of excess purchase price	-	-	-	8,894,000
Warrants issued in payment of consulting expenses	41,000	64,000	296,000	970,000
Research expenses related to common stock granted	-	-	-	100,000
Amortization of restricted stock grants	27,000	-	-	27,000
Depreciation and amortization	418,000	422,000	285,000	2,394,000
Amortization of debt costs	182,000	54,000	-	236,000
Deferred revenue	(43,000)	396,000	155,000	398,000
Change in operating assets and liabilities:				
Accounts receivable	168,000	(163,000)	(88,000)	(84,000)
Accrued interest receivable	86,000	(196,000)	-	(110,000)
Prepaid expenses and other current assets	(478,000)	(16,000)	(63,000)	(612,000)
Licenses	-	(100,000)	(425,000)	(525,000)
Other assets	(1,000)	-	-	(7,000)
Accounts payable and accrued expenses	328,000	353,000	(97,000)	724,000
Accrued interest payable	27,000	283,000	-	310,000
Net cash used in operating activities	(5,272,000)	(4,331,000)	(3,245,000)	(25,193,000)
Cash flows from investing activities:				
Capital expenditures	(419,000)	(72,000)	(5,000)	(1,664,000)
Sales of capital equipment	-	-	-	15,000
Redemptions (purchases) of short-term investments and certificates of deposit, net	4,094,000	(17,394,000)	-	(13,300,000)
Purchase of businesses, net of cash acquired	-	-	(102,000)	(226,000)
Other investing activities	-	-	-	(150,000)
Net cash provided by (used in) investing activities	3,675,000	(17,466,000)	(107,000)	(15,325,000)
Cash flows from financing activities:				
Proceeds from notes payable	600,000	-	-	1,321,000
Payments of notes payable	(25,000)	(26,000)	(97,000)	(775,000)
Purchase of treasury stock	-	(754,000)	-	(754,000)
Cash acquired in merger with Chemex	-	-	-	1,587,000
Notes receivable from shareholders	-	(1,045,000)	-	(1,045,000)
Proceeds from convertible note, net	-	12,615,000	-	12,615,000
Proceeds from stock issuances, net	33,000	18,553,000	2,831,000	34,995,000
Net cash provided by financing activities	608,000	29,343,000	2,734,000	47,944,000
Net increase (decrease) in cash and cash equivalents	(989,000)	7,546,000	(618,000)	7,426,000
Cash and cash equivalents at beginning of period	8,415,000	869,000	1,487,000	-
Cash and cash equivalents at end of period	$ 7,426,000	$ 8,415,000	$ 869,000	$ 7,426,000

The accompanying notes are an integral part of these statements.

NOTE 1 – NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Access Pharmaceuticals, Inc. is a diversified emerghng pharmaceutical company engaged in the development of novel therapeutics based primarily on the adaptation of existing therapeutic agents using its proprietary drug delivery platforms. We operate in a single industry segment. We are in the development stage and our efforts have been principally devoted to research and development, resulting in significant losses since inception on February 24, 1988.

A summary of the significant accounting policies applied in the preparation of the accompanying consolidated financial statements follows.

Principles of Consolidation

The consolidated financial statements include the financial statements of Access Pharmaceuticals, Inc. and our wholly-owned subsidiaries. All significant intercompany balances have been eliminated in consolidation.

Cash and Cash Equivalents

We consider all highly liquid instruments with an original maturity of three months or less to be cash equivalents for purposes of the statements of cash flows. We invest our excess cash in government and corporate securities. Cash and cash equivalents consist primarily of cash in banks, money market funds and short-term corporate securities. All other investments are reported as short-term investments.

Short-term Investments and Certificates of Deposit

All short term investments are classified as held to maturity. The cost of debt securities is adjusted for amortization of premiums and accretions of discounts to maturity. Such amortization is included in interest income. The cost of securities sold is based on the specific identification method.

Property and Equipment

Property and equipment are recorded at cost. Depreciation is provided using the straight-line method over estimated useful lives ranging from three to seven years. Assets acquired pursuant to capital lease arrangements are amortized over the shorter of the estimated useful lives or the lease terms.

Patents and Applications

We expense patent and application costs as incurred because, even though we believe the patents and underlying processes have continuing value, the amount of future benefits to be derived therefrom are uncertain.

Licenses

We recognize the purchase cost of licenses and amortize them over their estimated useful lives.

- In 1999, we acquired a license from the National Institutes of Health for $330,000. The license is amortized over ten years.
- In 1999, we also acquired the rights to develop amlexanox for other indications for $200,000 and future milestone payments and royalties. The license is amortized over ten years.
- In 2000, we paid an additional $100,000 for the rights to develop amlexanox for other indications. The license is amortized over ten years.

Long-term Investments

In 1997, we signed an agreement with CepTor Corporation ("CepTor"), a privately held biotechnology company. Under the terms of the agreement, which is now terminated, we purchased an aggregate of 25,000 shares of common stock for $150,000.

Revenue Recognition

Sponsored research and development revenues are recognized as research and development activities are performed under the terms of research contracts. Advance payments received are recorded as unearned revenue until the related research activities are performed. Licensing revenues are recognized over the period of our performance obligation. Licensing agreements generally require payments of fees on executing the agreement with milestone payments based on regulatory approvals and cumulative sales. Some agreements allow for the return of a portion of the initial execution fee if regulatory approvals are not received. Many of our agreements are for ten years with automatic extensions. Option revenues are recognized when the earnings process is completed pursuant to the terms of the respective contract.

Research and Development Expenses

Research and development costs are expensed as incurred.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Loss Per Share

In accordance with the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, "Earnings per Share" we have presented basic loss per share, computed on the basis of the weighted average number of common shares outstanding during the year, and diluted loss per share, computed on the basis of the weighted average number of common shares and all dilutive potential common shares outstanding during the year. Dilutive potential common shares result from stock options and warrants. However, for all years presented, stock options and warrants are anti-dilutive.

Use of Estimates

In preparing consolidated financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

We evaluate the realizability of goodwill based on management's best estimates of future cash flows from operations. It is at least reasonably possible that the estimates used by us to evaluate the realizability of goodwill will be materially different from actual amounts or results.

These differences could result in the impairment of all or a portion our goodwill, which could have a materially adverse effect on our results of operations.

Stock Option Plans

We account for our stock option plan in accordance with the provisions of Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. As such, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeds the exercise price. We have adopted the disclosure provisions of Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock-Based Compensation, which recognizes the fair value of all stock-based awards on the date of grant.

Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of

SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of, requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceed the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

Fair Value of Financial Instruments

The carrying value of cash, cash equivalents, short-term investments and certificates of deposit approximates fair value due to the short maturity of these items. It is not practical to estimate the fair value of the Company's long-term debt because quoted market prices do not exist and there were no available securities as a basis to value our debt.

New Accounting Pronouncements

In July 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 141, "Business Combination" (FAS 141) and Statement of Financial Accounting Standard No. 142, "Goodwill and Other Intangible Assets" (FAS 142). FAS 141 eliminates the pooling-of-interests method of accounting for business combinations except for qualifying business combinations that were initiated prior to July 1, 2001. FAS 141 further clarifies the criteria to recognize intangible assets separately from goodwill. The requirements of FAS 141 are effective for any business combination accounted for by the purchase method that is completed after June 30, 2001 (i.e., the acquisition date is July 1, 2001 or thereafter). Under FAS 142, goodwill and indefinite-lived intangible assets are no longer amortized but are reviewed annually (or more frequently if impairment indicators arise) for impairment. Separable intangible assets that are not deemed to have an indefinite life will continue to be amortized over their useful lives. Goodwill recognized prior to July 1, 2001 is required to amortized through December 31, 2001.

We do not believe that the adoption of FAS 141 will have any material impact on our financial position or results of operations. When we adopt FAS 142 in January 2002, annual and quarterly goodwill amortization of $246,000 and $61,500, respectively, will no longer be recognized. We will complete a transitional fair value based impairment test of goodwill in 2002. Impairment losses, if any, resulting from transitional testing will be recognized.

NOTE 2 – SHORT-TERM INVESTMENTS

Short-term investments consist of certificates of deposit maturing from March 2002 through March 2003.

NOTE 3 - ACQUISITIONS

On July 20, 1999, our wholly-owned subsidiary Access Holdings, Inc. merged with and into Virologix Corporation, a Delaware corporation ("Virologix"). As a result, Virologix became a wholly-owned subsidiary and each outstanding share of Virologix' common stock was converted into 0.231047 shares of our common stock, representing 999,963 shares of common stock. The transaction has been accounted for as a purchase. The aggregate purchase price has been allocated to the net assets acquired based on management's estimates of the fair values of assets acquired and liabilities assumed. The excess purchase price over the fair value of Virologix' net identifiable assets of $2,464,000 was recorded as goodwill and is being amortized over ten years. Operations have been included in our consolidated financial statements since the date of acquisition.

NOTE 4 - RELATED PARTY TRANSACTIONS

Under a consulting agreement between Thoma Corporation ("Thoma") and us, Thoma receives payments for consulting services and reimbursement of direct expenses. Herbert H. McDade, Jr., our Chairman of the Board of Directors, is an owner of Thoma Corp. Thoma received payments for consulting services and was also reimbursed for expenses as follows:

Year	Consulting Fees	Expense Reimbursement
2001	$ 54,000	$ -
2000	72,000	1,000
1999	72,000	9,000

Stephen B. Howell, M.D., a Director, receives payments for consulting services and reimbursement of direct expenses and has also received warrants for his consulting services. Dr. Howell's payments for consulting services, expense reimbursements and warrants are as follows:

Year	Consulting Fees	Expense Reimbursement	Warrants	Exercise Price
2001	$ 101,000	$ 16,000	15,000	$3.00
2000	66,000	9,000	30,000	$2.00
1999	62,000	18,000	30,000	$3.00

On October 12, 2000, the Board of Directors authorized a Restricted Stock Purchase Program. Under the Program, the Company's executive officers and corporate secretary were given the opportunity to purchase shares of common stock in an individually designated amount per participant determined by the Compensation Committee of the Board of Directors. A total of 190,000 shares were purchased under the Program by four eligible participants at $5.50 per share, the fair market value of the common stock on October 12, 2000, for an aggregate consideration of $1,045,000. The purchase price was paid through the participant's delivery of a 50%-recourse promissory note payable to the Company for three executive officer participants and a full-recourse promissory note payable to the Company for the corporate secretary. Each note bears interest at 5.87% compounded semi-annually and has a maximum term of ten years. The notes are secured by a pledge of the purchased shares to the Company. The Company recorded the notes receivable from participants in this Program for $1,045,000 as a reduction of equity in the Consolidated Balance Sheet.

The stock granted under the Program other than to the corporate secretary vests ratably over a four year period. The stock granted to the corporate secretary vested on grant.

NOTE 5 - PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

	December 31,	
	2001	2000
Laboratory equipment	$1,139,000	$ 848,000
Laboratory and building Improvements	151,000	50,000
Furniture and equipment	179,000	190,000
	1,469,000	1,088,000
Less accumulated depreciation and amortization	992,000	972,000
Net property and equipment	$ 477,000	$ 116,000

Depreciation and amortization on property and equipment was $57,000, $64,000, and $121,000 for the years ended December 31, 2001, 2000 and 1999, respectively.

NOTE 6 – 401(k) PLAN

We implemented a tax-qualified employee savings and retirement plan (the "401(k) Plan") on January 1, 1999 covering all our employees. Pursuant to the 401(k) Plan, employees may elect to reduce their current compensation by up to the statutorily prescribed annual limit ($11,000 in 2002, $10,500 in 2001 and 2000) and to have the amount of such reduction contributed to the 401(k) Plan. Effective May 1, 1999, we implemented a 401(k) matching program whereby we contribute for each dollar a participant contributes, with a maximum contribution of 2% of a participant's earnings. The 401(k) Plan is intended to qualify under Section 401 of the Internal Revenue Code so that contributions by employees or by us to the 401(k) Plan, and income earned on 401(k) Plan contributions, are not taxable to employees until withdrawn from the 401(k) Plan, and so that contributions by us, if any, will be deductible by us when made. At the direction of each participant, we invest the assets of the 401(k) Plan in any of 23 investment options. Company contributions under the 401(k) Plan were approximately $32,000 in 2001, $22,000 in 2000 and $13,000 in 1999.

NOTE 7 – NOTE PAYABLE

On September 20, 2001, we completed a $600,000 installment loan with a bank. The loan was used to purchase capital equipment and for leasehold improvements to expand our laboratory and office space. The loan is due in 60 equal installments, including interest at 6.5%. The loan is secured by a $600,000 certificate of deposit classified as another asset at December 31, 2001.

Future maturities of the note payable are as follows:

2002	$ 107,000
2003	114,000
2004	121,000
2005	130,000
2006	103,000
	$ 575,000

NOTE 8 – CONVERTIBLE NOTES

On September 20, 2000, we completed a $13.5 million convertible note offering. The offering was placed with three investors. The notes have a fixed conversion price of $5.50 per share of common stock and were not convertible for the first twelve months. The note bore interest at 7.0% per annum for the first twelve months and was adjusted to 7.7% interest per annum for the remainder of the time the notes are outstanding. The notes are due September 13, 2005. Total expenses of issuance were $915,000 and are amortized over the life of the notes.

NOTE 9 - COMMITMENTS

At December 31, 2000, we do not have any capital lease obligations. We do have commitments under noncancelable operating leases for facilities and equipment as follows:

	Operating Leases
2002	$ 146,000
2003	159,000
2006	155,000
2007	149,000
Thereafter	37,000
Total future minimum lease payments	$ 646,000

We lease certain office and research and development facilities under an operating lease. Rent expense for the years ended December 31, 2001, 2000 and 1999 was $114,000, $85,000 and $81,000, respectively.

NOTE 10 - STOCKHOLDERS' EQUITY

Common Stock

In May 2000 we completed two self-managed private placement sales of our common stock, at prices of $3.00 and $5.00 per share, respectively. We received gross proceeds of $3.3 million from these sales.

On March 1, 2000, with the assistance of an investment bank, we completed the closing of a private placement offering of 4.8 million shares of common stock, at a per share price of $2.50, for which we received gross proceeds of $12.0 million. The placement agent for the offering received warrants to purchase 509,097 shares of common stock with an exercise price of $2.50 per share, in accordance with the offering terms, and elected to receive 382,315 shares of common stock in lieu of certain sales commissions and expenses.

On July 20, 1999 and October 18, 1999, with the assistance of an investment bank, we completed the first and second closings of an offering of an aggregate of 1,551,000 shares of common stock at a per share price of $2.00, receiving aggregate gross proceeds of $3.1 million, less issuance costs of $271,000. The placement agent for the offering received warrants to purchase 165,721 shares of common stock with an exercise price of $2.00 per share, in accordance with the offering terms, and elected to receive 106,217 shares of common stock in lieu of certain sales commissions and expenses.

Restricted Stock Purchase Program

See Note 4 for a discussion of our Restricted Stock Purchase Program.

Warrants

There were warrants to purchase a total of 1,061,798 shares of common stock outstanding at

December 31, 2001. All the warrants were exercisable at December 31, 2001. The warrants had various prices and terms as follows:

Summary of Warrants	Warrants Outstanding	Exercise Price	Expiration Date
2001scientific consultant (a)	15,000	$3.00	1/1/08
2000 offering (b)	353,137	$2.00	3/01/05
2000 scientific consultant (c)	30,000	$2.00	1/01/07
2000 scientific consultant (d)	7,500	$3.00	1/01/04
1999 scientific consultant (e)	120,858	$2.00	10/18/04
1999 warrants assumed in merger (f)	27,145	$12.98	4/30/02
1999financial advisor (g)	100,000	$2.93	3/26/04
1999 scientific consultant (h)	30,000	$3.00	1/01/03
1998 offering (i)	325,658	$3.00	7/30/03
1998 financial advisor (j)	15,000	$4.00	12/01/03
1997 financial advisor (k)	37,500	$7.50/9.00	6/30/02
Total	1,061,798		

a) During 2001, a scientific advisor received warrants to purchase 15,000 shares of common stock at an exercise price of $3.00 per share at any time from January 1, 2001 until January 1, 2008, for scientific consulting services rendered in 2001. The fair value of the warrants was $2.74 per share on the date of the grant using the Black-Scholes pricing model with the following assumptions: expected dividend yield 0.0%, risk-free interest rate 5.03%, expected volatility 118% and an expected life of 7 years. Total fair value of the warrants relating to the consulting services ($41,000) has been recorded as consulting expense and an increase to additional paid-in capital.

b) In connection with the aforementioned offerings of common stock in 2000, warrants to purchase a total of 509,097 shares of common stock were issued. All of the warrants are exercisable immediately and expire five years from date of issuance.

c) During 2000, a scientific advisor received warrants to purchase 30,000 shares of common stock at an exercise price of $2.00 per share at any time from January 1, 2000 until January 1, 2007, for scientific consulting services rendered in 2000. The fair value of the warrants was $1.68 per share on the date of the grant using the Black-Scholes pricing model with the following assumptions: expected dividend yield 0.0%, risk-free interest rate 5.625%, expected volatility 118% and an expected life of 5 years. Total fair value of the warrants relating to the consulting services ($50,000) has been recorded as consulting expense and an increase to additional paid-in capital.

d) During 2000, a scientific advisor received warrants to purchase 7,500 shares of common stock at any time from January 1, 1999 until January 1, 2004, for scientific consulting services rendered in 2000. The fair value of the warrants was $1.87 per share on the date of the grant using the Black-Scholes pricing model with the following assumptions: expected dividend yield 0.0%, risk-free interest rate 5.38%, expected volatility 122% and an expected life of 4 years. Total fair value of the warrants relating to the consulting services ($14,000) has been recorded as consulting expense and an increase to additional paid-in capital.

e) In connection with the aforementioned offerings of common stock in 1999, warrants to purchase a total of 165,721 shares of common stock were issued. All of the warrants are exercisable immediately and expire five years from date of issuance.

f) In connection with the aforementioned merger with Virologix, we assumed warrants to purchase 27,145 shares of common stock. Virologix warrants were converted into 0.231047 Access warrants. All of the warrants are exercisable immediately at $12.98 per share and expire between March 24, 2002 and November 1, 2002.

g) During 1999, a financial advisor received warrants to purchase 100,000 shares of common stock at any time from March 26, 1999 until March 26, 2004, for financial consulting services rendered in 1999. The fair value of the warrants was $2.48 per share on the date of the grant using the Black-Scholes pricing model with the following assumptions: expected dividend yield 0.0%, risk-free interest rate 5.42%, expected volatility 122% and an expected life of 5 years. Total fair value of the warrants relating to the consulting services ($249,000) has been recorded as general and administrative expense and an increase to additional paid-in capital.

h) During 1999, a scientific advisor received warrants to purchase 30,000 shares of common stock at any time from January 1, 1999 until January 1, 2003, for scientific consulting services rendered in 1999. The fair value of the warrants was $1.56 per share on the date of the grant using the Black-Scholes pricing model with the following assumptions: expected dividend yield 0.0%, risk-free interest rate 5.38%, expected volatility 122% and an expected life of 4 years. Total fair value of the warrants relating to the consulting services ($47,000) has been recorded as consulting expense and an increase to additional paid-in capital.

i) In connection with offerings of units and common stock in 1998, warrants to purchase a total of 579,627 shares of common stock were issued. All of the warrants are exercisable immediately at $3.00 per share and expire five years from date of issuance.

j) During 1998, a financial advisor received warrants to purchase 15,000 shares of common stock at any time from December 1, 1998 until December 1, 2003, for financial consulting services rendered in 1998. The fair value of the warrants was $2.48 per share on the date of the grant using the Black-Scholes pricing model with the following assumptions: expected dividend yield 0.0%, risk-free interest rate 4.85%, expected volatility 122% and an expected life of 5 years. Total fair value of the warrants relating to the consulting services ($37,000) has been recorded as general and administrative expense and an increase to additional paid-in capital.

k) We also have warrants outstanding to purchase 37,500 shares of common stock, one-half (18,750 shares) at an exercise price of $7.50 per share, and one-half (18,750 shares) at an exercise price of $9.00 per share until June 30, 2002.

2001 Restricted Stock Plan

We have a restricted stock plan, the 2001 Restricted Stock Plan, under which 200,000 shares of our authorized but unissued common stock were reserved for issuance to certain employees, directors, consultants and advisors. The restricted stock granted under the plan generally vests over five years, 25% two years after the grant date with additional 25% vesting every anniversary date. All stock is vested after five years. At December 31, 2001 there were 44,639 shares granted and 155,361 shares available for grant under the 2001 Restricted Stock Plan.

NOTE 11 - STOCK OPTION PLANS

We have a stock option plan, as amended, (the "1995 Stock Awards Plan"), under which 2,000,000 shares of our authorized but unissued common stock were reserved for issuance to optionees including officers, employees, and other individuals performing services for us. The 1995 Stock Awards Plan replaced the previously approved stock option plan (the "1987 Stock Awards Plan"). On February 11, 2000 we adopted the 2000 Special Stock Option Plan and Agreement (the "Plan"). The Plan provides for the award of options to purchase 500,000 shares of the authorized but unissued shares of common stock of the Company. Options granted under all the plans generally vest ratably over a four to five year period and are generally exercisable over a ten-year period from the date of grant. Stock options are generally granted with an exercise price equal to the market value at the date of grant.

At December 31, 2001, there were 671,500 additional shares available for grant under the 1995 Stock Awards Plan.

We apply APB Opinion No. 25 in accounting for our stock options. Accordingly, no compensation expense has been recognized in the accompanying

Consolidated Statements of Operations for employee stock options because the quoted market price of the underlying common stock did not exceed the exercise price of the option at the date of grant. Had we determined compensation cost based on the fair value at the grant date for stock options issued after 1994 under SFAS No. 123, our net loss and loss per share would have been increased to the pro forma amounts indicated below:

	December 31, 2001	December 31, 2000	December 31, 1999
Net loss			
As reported	$ (6,027,000)	$ (5,428,000)	$ (3,308,000)
Pro forma	(7,592,000)	(6,366,000)	(3,603,000)
Basic and diluted loss per share			
As reported	($0.47)	($0.49)	($0.72)
Pro forma	($0.59)	($0.57)	($0.78)

The fair value of options was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in fiscal 2001, 2000 and 1999, respectively: dividend yield of 0% for all periods; volatility of 90%, 118% and 91%; risk-free interest rates of 3.70%, 4.85% and 6.62% and expected lives of four years for all periods. The weighted average fair values of options granted were $2.52, $2.88 and $1.37 per share during 2001, 2000 and 1999, respectively.

Summarized information for the 1995 Stock Awards Plan is as follows:

	Shares	Weighted-average exercise price
Outstanding options at January 1, 1999	306,500	$3.00
Granted	333,000	1.99
Forfeited	(6,500)	1.46
Outstanding options at December 31, 1999	633,000	2.47
Granted	551,500	4.94
Exercised	(47,916)	2.64
Forfeited	(10,000)	1.73
Outstanding options at December 31, 2000	1,126,584	3.68
Granted	154,000	3.65
Outstanding options at December 31, 2001	1,280,584	$3.68
Exercisable at December 31, 1999	300,875	$2.66
Exercisable at December 31, 2000	414,239	2.59
Exercisable at December 31, 2001	733,851	3.20

Further information regarding options outstanding under the 1995 Stock Awards Plan at December 31, 2001 is summarized below:

Range of exercise price	Number of shares outstanding	Weighted average Remaining Life in years	Weighted average Exercise price	Number of shares exercisable	Weighted-average exercise price
$2.00	304,000	8.0	$2.00	232,156	$2.00
$2-50-2.76	199,500	9.3	$2.57	65,404	$2.50
$2.94-3.99	341,084	7.5	$3.09	269,520	$3.03
$4.05-7.8125	436,000	9.1	$5.88	166,771	$5.43
	1,280,584			733,851	

Summarized information for the 2000 Special Stock Option Plan is as follows:

	Shares	Weighted-Average Exercise Price
Outstanding options at January 1, 2000	-	
Granted	500,000	$ 2.50
Outstanding options at December 31, 2000	500,000	$ 2.50

218,749 of the options in the 2000 Special Stock Option Plan were exercisable at December 31, 2001. All of the options expire on March 1, 2010 and have a price of $2.50 per share.

All issued options under the 1987 Stock Awards Plan are vested and exercisable. No further grants can be made. Summarized information for the 1987 Stock Awards Plan is as follows:

	Stock Options	Weighted-average exercise price
Outstanding awards at January 1, 1999	35,086	$35.49
Forfeited	(5,084)	(41.77)
Outstanding awards at December 31, 1999	30,002	34.66
Exercised	-	0.00
Forfeited	(1,250)	(30.00)
Outstanding awards at December 31, 200	28,752	37.38
Forfeited	(2,750)	(23.52)
Outstanding awards of December 31, 2001	26,002	$46.18

All options outstanding were exercisable at each year end.

Further information regarding options outstanding and exercisable under the 1987 Stock Awards Plan at December 31, 2001 is summarized below:

		Weighted Average	
Range of Exercise Prices	Number of shares	Remaining life	Exercise price
$17.50-$24.00	11,378	3.0	$17.50
$35.00-$64.40	7,750	1.7	41.98
$78.80-$102.60	6,874	1.0	98.71
	26,002		

NOTE 12 - INCOME TAXES

Income tax expense differs from the statutory amounts as follows:

	2001	2000	1999
Income taxes at U.S. statutory rate	$(2,049,000)	$(1,846,000)	$(1,124,000)
Change in valuation allowance	1,897,000	(24,000)	15,000
Items not deductible	8,000	46,000	101,000
Expiration of net operating loss and general business credit carryforwards, net of revisions	144,000	1,824,000	1,008,000
Total tax expense	$ -	$ -	$ -

Deferred taxes are provided for the temporary differences between the financial reporting bases and the tax bases of our assets. The temporary differences that give rise to deferred tax assets were as follows:

	December 31,		
Deferred tax assets (liabilities)	2001	2000	1999
Net operating loss carryforwards	$19,259,000	$18,491,000	$ 18,438,000
General business credit carryforwards	1,396,000	445,000	456,000
Property, equipment and goodwill	154,000	(24,000)	42,000
Gross deferred tax assets	20,809,000	18,912,000	18,936,000
Valuation allowance	(20,809,000)	(18,912,000)	(18,936,000)
Net deferred taxes	$ -	$ -	$ -

At December 31, 2001, we had approximately $56,442,000 of net operating loss carryforwards and approximately $1,396,000 of general business credit carryforwards. These carryforwards expire as follows:

	Net Operating Loss Carryforwards	General Business Credit Carryforwards
2002	$ 5,448,000	$ 242,000
2003	7,145,000	-
2004	5,713,000	-
2005	2,897,000	26,000
2006	198,000	38,000
Thereafter	35,243,000	1,090,000
	$ 56,644,000	$ 1,396,000

As a result of a merger on January 25, 1996, a change in control occurred for federal income tax purposes which limits the utilization of pre-merger net operating which limits the utilization of pre-merger net operating loss carryforwards of approximately $3,100,000 to approximately $530,000 per year.

NOTE 13 - CONTINGENCIES

Our products will require clinical trials, U.S. Food and Drug Administration approval, or approval of similar authorities internationally and acceptance in the marketplace after commercialization. Although we believe our patents and patent applications are valid, the invalidation of any of our major patents could have a material adverse effect upon our business. We compete with specialized biotechnology companies and major pharmaceutical companies, many of these competitors have substantially greater resources than us.

We are not currently a party to any material legal proceedings.

NOTE 14 - QUARTERLY FINANCIAL DATA (UNAUDITED)

Our results of operations by quarter for the years ended December 31 2001 and 2000 were as follows (in thousands, except per share amounts):

	2001 Quarter Ended			
	Mar. 31	Jun. 30	Sep. 30	Dec. 31
Revenue	$ 211	$ 10	$ 11	$ 11
Operating loss	(1,330)	(1,584)	(1,844)	(1,550)
Net loss	$ (1,171)	$(1,517)	$(1,744)	$(1,595)
Basic and diluted loss per common share	$ (0.09)	$ (0.12)	$ (0.13)	$ (0.12)

	2000 Quarter Ended			
	Mar. 31	Jun. 30	Sep. 30	Dec. 31
Revenue	$ -	$ -	$ -	$ 107
Operating loss	(1,100)	(1,668)	(1,493)	(1,797)
Net loss	$ (1,080)	$(1,446)	$(1,310)	$(1,592)
Basic and diluted loss per common share	$ (0.14)	$(0.13)	$ (0.11)	$ (0.11)

NOTE 15 - SUBSEQUENT EVENT (UNAUDITED)

In February 2002, our newly created wholly owned subsidiary, Access Pharmaceuticals Australia Pty. Limited acquired the targeted therapeutic technology business of Biotech Australia Pty. Ltd.

Under the terms of the acquisition agreement, Access Pharmaceuticals Australia Pty. Limited, acquired the patents to three targeted therapeutic technologies and retained the scientific group that has developed this technology. The total consideration payable by us will be paid in a combination of cash and stock over a three-year period and is dependent on the achievement of certain technology milestones. $500,000 was paid at closing, a total of up to $525,000 will be paid over a three-year period, up to $350,000 may be payable if events occur that result in certain new agreements and 172,584 shares of our common stock and 25,000 warrants to purchase our common stock at an exercise price of $5.00 per share will be issued. The stock consideration to be paid is subject to restriction and cannot be sold until February 27, 2003.

The three patented targeted therapeutic technologies acquires are:

- folate conjugates of polymer therapeutics, to enhance tumor delivery by targeting folate receptors which are upregulated in certain tumor types.
- the use of vitamin B12 to target the transcobalamin II receptor which is upregulated in numerous diseases including cancer, rheumatoid arthritis and certain neurological and autoimmune disorders; and
- Oral delivery of a wide variety of molecules, which cannot otherwise be orally administered, using the active transport mechanism which transports vitamin B12 into the systemic circulation.

In addition, we acquired an internal capability to perform biological studies which we previously out-sourced. We expect that this capability will enhance our ability to identify lead compounds more rapidly and develop the necessary preclinical data for regulatory filings. This acquisition is a step towards the achievement of the critical mass necessary for us to accelerate the development of our technology platforms.

Report of Independent Certified Public Accountants

Board of Directors and Stockholders

Access Pharmaceuticals, Inc.

We have audited the accompanying consolidated balance sheets of Access Pharmaceuticals, Inc. and Subsidiaries (a development stage company) as of December 31, 2001 and 2000, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2001 and for the period February 24, 1988 (inception) to December 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Access Pharmaceuticals, Inc. and Subsidiaries as of December 31, 2001 and 2000, and the consolidated results of their operations and their consolidated cash flows for each of the three years in the period ended December 31, 2001 and for the period February 24, 1988 to December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

GRANT THORNTON LLP

Dallas, Texas
February 22, 2002

Selected Financial Data [1]

(in thousands, except for net loss per share)

The following data, insofar as it relates to each of the years in the five year period ended December 31, 2001, has been derived from our audited consolidated financial statements and notes thereto appearing elsewhere herein and our prior audited consolidated financial statements and notes thereto. The data should be read in conjunction with the Financial Statements and Notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this Annual Report.

	For the Year Ended December 31,				
	2001	2000	1999	1998	1997
Consolidated Statement of Operations Data:					
Total revenues	$ 243	$ 107	$ 15	$ -	$ 435
Operating loss	(6,308)	(6,058)	(3,364)	(3,433)	(4,524)
Interest and miscellaneous income	1,451	972	53	58	119
Interest expense	1,170	342	12	22	36
Net loss	(6,027)	(5,428)	(3,308)	(3,397)	(4,441)
Common Stock Data:					
Net loss per basic and diluted common share	$ (0.47)	$ (0.49)	$ (0.72)	$ (1.28)	$ (2.80)
Weighted average basic and diluted common shares outstanding	12,857	11,042	4,611	2,650	1,584

	December 31,				
	2001	2000	1999	1998	1997
Consolidated Balance Sheet Data:					
Cash, cash equivalents and short term investments	$20,126	$25,809	$ 869	$1,487	$ 438
Total assets	25,487	30,526	4,600	2,351	1,447
Deferred revenue	508	551	155	-	-
Convertible notes	13,530	13,530	-	-	-
Total liabilities	16,409	15,522	986	556	848
Total stockholders' equity	$ 9,078	$15,004	$3,614	$1,795	$ 599

(1) All share and per share amounts have been adjusted to reflect the one for twenty reverse stock split in June 1998.

Corporate Information

Directors

Herbert H. McDade, Jr.
Chairman of the Board

Kerry P. Gray
President and Chief Executive Officer

J. Michael Flinn
Investment Consultant

Stephen B. Howell, M.D.
Professor of Medicine at the University of California San Diego
Director of the Cancer Pharmacology Program at the UCSD Cancer Center

Max Link, Ph.D.
Consultant

John J. Meakam, Jr.
Private Investor

Corporate Headquarters

Access Pharmaceuticals, Inc.
2600 Stemmons Freeway
Suite 176
Dallas, Texas 75207
214-905-5100
214-905-5101 (fax)
akc@accesspharma.com (e-mail)

Internet Web Site
http://www.accesspharma.com

Officers

Kerry P. Gray
President and Chief Executive Officer

David P. Nowotnik, Ph.D.
Vice President Research and Development

Stephen B. Thompson
Vice President and Chief Financial Officer

Corporate Counsel
Bingham Dana LLP
Boston, Massachusetts

Patent Counsel
Jackson Walker LLP
San Antonio, Texas

Independent Auditors
Grant Thornton LLP
Dallas, Texas

Transfer Agent
American Stock Transfer & Trust Company
Shareholder Services
6201 15th Avenue, 3rd Floor
Brooklyn, New York 11219
718-921-8200
800-937-5449

Australian Office

Access Pharmaceuticals Australia Pty. Limited
Greg Russell-Jones
Vice President of Targeted Therapeutics
28 Barcoo Street
Roseville NSW, 2069
Australia

Investor Relations

SEC Form 10-K
A copy of our annual report to the Securities and Exchange Commission on Form 10-K is available without charge upon written request to:

Access Pharmaceuticals, Inc.
2600 Stemmons Freeway
Suite 176
Dallas, Texas 75207

Price Range of Common Stock

2001	High	Low
1st quarter	$ 5.95	$ 2.30
2nd quarter	$ 4.95	$ 2.49
3rd quarter	$ 4.00	$ 2.60
4th quarter	$ 4.52	$ 2.56

2000	High	Low
1st quarter	$ 13.88	$ 1.63
2nd quarter	$ 7.31	$ 3.00
3rd quarter	$ 7.25	$ 2.50
4th quarter	$ 9.00	$ 4.88

Our Common Stock trades on the American Stock Exchange under the trading symbol AKC since March 30, 2000. Prior to that time, our Common Stock traded on the OTC Bulletin Board under the trading symbol AXCS.

No cash dividends have been paid on our Common Stock and we do not anticipate paying any cash dividends on our Common Stock in the foreseeable future. As of April 9, 2002 there were approximately 5,500 holders of record of our Common Stock and the closing price on that date was $3.32.

Access
Pharmaceuticals, Inc.

2600 Stemmons Freeway
Suite 176
Dallas, TX 75207-2107
Phone: (214) 905-5100
Fax: (214) 905-5101
E-mail: akc@accesspharma.com
http://www.accesspharma.com